FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2000

                             COMMTOUCH SOFTWARE LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


         6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

            Form 20-F       [X]                 Form 40-F      [ ]


               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                       Yes  [ ]                        No      [X]



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On November 2, 2000, the Registrant  issued the press release attached hereto as
Exhibit 99 and incorporated herein by reference.

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which the Registrant has filed or which the Registrant will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             COMMTOUCH SOFTWARE, LTD.
                                             (Registrant)



Date: November 2, 2000

                                    By       /s/ JAMES E. COLLINS
                                             -----------------------------
                                               James E. Collins
                                             Chief Financial Officer

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                                  EXHIBIT INDEX



                  Exhibit        Description of Document
                  -------        -----------------------

                  99                November 2, 2000 Press Release re:
                                    Wingra Technologies

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